20549-4561

April 21, 2006

James Perez Foster
President
Solera National Bancorp, Inc.
924 West Colfax Avenue, Suite 301
Denver, Colorado 80204

Re: Solera National Bancorp, Inc.
    Registration Statement on Form SB-2
    Filed April 5, 2006
    File Number 333-133004

Dear Mr. Foster:

        We have reviewed your Form SB-2 and have the following comments. Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Disclose whether the purchaser and director warrants are transferable and discuss this fully in the body of the text on page 54.

2.   Disclose the market where you plan your shares to be traded. We note only that it will not be a national exchange.

3.   Please confirm that your cover will only be one page long.

4.   Here and throughout your filing, please use ragged right margins. Your document will be easier to read. Note the SEC plain English handbook available on our web site.

How To Subscribe, page ii

5.   The summary should follow the cover page and you already have this information in the summary beginning on page 8. Please move this item to a point after the risk factor section.

Solera National Bancorp…, page 3

6.   Please disclose where Solera National will be headquartered and whether this location will also provide full service banking.

7.   The previous legal organization and names of your company may be confusing to your reader and does not seem to be the type of information normally included in the summary. Consider providing this information at a point later in the filing.

8.   Consider using a shortened name for Solera Bank that leaves off "N.A." and is more typical of how it will be referenced. Your document will be easier to read.

Why we are organizing a new bank, page 4

9.   It is not clear how meaningful these figures are to an analysis of your target, Hispanic market. Please discuss the relationship between these market area figures and your proposed customers and, as warranted, provide more detailed information in the body of the prospectus. We note, for example, that population figures for your overall market area do not provide any indication of your proposed market size. It also seems unlikely that average income figures are the same for your proposed customer base as for your market area.

10.   We note that this section is very detailed for a summary presentation and is more detailed than the disclosure on page 26. Consider focusing this section on the most important aspects of your market. These might be population and average income figures, description of the business base and explanation of the apparent problems referenced in the fourth paragraph.

11.   Disclose the sources of your information.

12.   Please revise this section to use comparable figures. For example, in the second paragraph you describe local and national employment projections by way of number of positions locally and as a percentage figure for the nation. If this disclosure is retained here, please give a percentage figure for your market area.

13.   We note that in the second paragraph you only give employment projection figures. If retained, please also quantify actual employment change relative to national trends for the past several years.

14.   At the end of the second paragraph you describe local unemployment without comparison to national figures. Where you describe your economy provide comparable figures for the state and nation, as meaningful. You also leave this information out, for example, in the next paragraph where you discuss income levels.

15.   In the third paragraph you reference "median income," "average income" and "per capita personal income." Please use the same type of information for each period and use consistent terminology. We also note that you do not provide 2005 income figures. To the extent feasible, please use the same periods for each type of information in order to allow for more meaningful analysis.

16.   In the fourth paragraph, it is not clear why you provide a ten year average. Your other disclosure is for only a few years and this average does not reflect the problems you describe. Please revise.

17.   For a reader who is not familiar with your market area, please explain the underlying causes for the change in growth quantified in the third from last and next to last sentences of the fourth paragraph. Also quantify these figures on a percentage basis. As material to the current economic environment, please provide this information at the beginning of your market description in order to give a background for the rest of your discussion .

18.   We note that your other analysis does not go back to the 1990's. Please disclose whether or not current figures for income and the like were equally affected since the 1990's. If they are materially different please quantify this information in the text.

19.   Where you state opinions, such as in the second sentence and the last, indicate whose opinion is being disclosed and give the basis for the opinion.

20.   All but the first and last paragraphs at this heading seem to be a description of your market area. Please consider providing this information under more appropriate heading.

Executive Officers, Directors…, page 5

21.   Please avoid imbedded lists such as the one in the first paragraph. Use bullet points or other technique to make this type of information easier to read.

Terms of the Offering, page 8

22.   We note the third paragraph about possible 9.9% ownership by another bank. Please set this out under separate subheading.

23.   Disclose the name of the bank or advise us why this is not appropriate.

24.   Please disclose whether or not this bank has any affiliation with any organizer, officer or director. If it does, please describe the relationship in some detail.

Use of Proceeds, page 9

25.   Here and in the body of the text please describe any particular plans for expenditure or state that you do not have any. We note, for example, that you have not provided any discussion of the expected costs of your headquarters and branch location. Also discuss the repayment of the organizational expenses.

26.   Please discuss your ability to place these funds into productive use, other than any initial holding position. Indicate the amount of time you feel this will take and the impact on profitability. We note your related risk factor.

We must receive regulatory approvals…, page 10

27.   It is not clear how this risk factor and the next represent a risk to an investor in this offering. If the bank is not able to open for business investors funds will be returned. The risk represented may be the same as addressed in the fourth risk factor. If retained, consider combining these risk factors and explain the risk to investors in this offering.

Because this offering is not underwritten…, page 10

28.   Each risk factor heading needs to describe a particular risk to an investor. Please revise this heading as appropriate.

Monetary policy and other economic factors…,page 12

29.	This risk factor, the last paragraph on page 12 and the last two on page 13 are true for almost any bank. Either explain how these represent risks particular to your company or consider deleting them so that readers can focus on the most important risks that they face.

Our certificate of incorporation…, page 14

30.	Please avoid generic risk factors. The situation you describe here is true for almost any company. Consider deleting this risk factor or explain why this is particularly important to an investor in this offering.

Our Directors and Executive Officers…, page 15

31.	Please provide these figures at the maximum possible percentage ownership level and indicate what level of offering they are based upon.

Plan of Distribution, page 17

32.	If you are relying upon Rule 3a4-1 for this offering please specifically disclose this in your cover letter to us.

33.	We note that a number of your organizers officers and directors may have some relationship with a broker dealer, including Messrs. Foster, Alvarado, Rosenstein and Veio. Please confirm that the prior and current work of the persons who will be selling meets the requirements of Rule 3a4-1.

Use of Proceeds, page 18

34.	We note that at the minimum offering level you will not be able to retain any funds at the holding company level. Where appropriate, please discuss the consequences of this situation on the registrant's ability to support the bank, to expand by acquisition or construction of new facilities or on other holding company level expenditures. As warranted, consider a risk factor relating to this situation.

Market Opportunities, page 25

35.	Given the importance you place on the location of your branch, please describe the building in which your branch will be located and the specific physical relationship between the consulate and your branch.

36.	As requested previously, please indicate who is expressing the opinion that Denver has a "solid economy" and give their basis for this opinion. Note also, for example, at the next to last sentence where you characterize the "opportunity" represented in the Denver area. These new banks may have created a fully saturated banking market.

37.   Please revise your discussion to address the Hispanic market on which you intend to focus.

38.   As warranted, please reflect our related summary comments in this disclosure.

39.   Please disclose whether or not one of the services you will provide your customers is a convenient and economical method for them to transfer funds to individuals outside of the U.S.

Business Strategy, page 26

40.   We note the last bullet item on page 28 where you talk about the possibility of working with a large food distributor. Please advise us who the other company is, and explain to us what your understanding with the food distributor is with respect to their obligation to consummate an agreement, if the bank is financial stable, and what financial stability means. As material, please discuss this further where appropriate including but not limited to:

•   the significance you place on this situation,
•   the nature and extent of the opportunity with quantification as feasible,
•   the cost to the company of taking advantage of this opportunity and
•   the expected time frame for implementation.

Background of Organizers…, page 33

41.   As required by Item 401(a)4, please clearly describe each persons work experience over the past five years. Please provide the title held, name of the company and dates of service, all in consistent, chronological order.

Description of common stock, page 54

42.   Please revise the last sentence of the second paragraph to apply to all the securities being registered, including the warrants.

Additional Information, page 68

43.   Please delete the qualification in the first paragraph. The prospectus must disclose the material features of the contracts or other documents.

44.   Please revise to use the SEC's new address, 100 F Street, N.E., Washington, D.C. 20549.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Mike Volley at 202-551-3437, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Pam O'Quinn
        Fax number 214-855-4300